FORM 6 - K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934
As of 11/2/2011
Ternium S.A.
(Translation of Registrant’s name into English)
Ternium S.A.
29, Avenue de la Porte-Neuve
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s press release announcing third quarter and first nine months of 2011 results.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TERNIUM S.A.

By:	/s/ Pablo Brizzio		By:	/s/ Daniel Novegil
	Name:	Pablo Brizzio		Name:	Daniel Novegil
	Title:	Chief Financial Officer		Title:	Chief Executive Officer
Dated: November 2, 2011

Sebastián Martí
Ternium — Investor Relations
+1 (866) 890 0443
+54 (11) 4018 2389
www.ternium.com
Ternium Announces Results for the Third Quarter and First Nine Months of 2011
Luxembourg, November 2, 2011 — Ternium S.A. (NYSE: TX) today announced its results for the third quarter and nine-month period ended September 30, 2011.
The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.
Summary of Third Quarter 2011 Results

	3Q 2011	2Q 2011		3Q 2010

Shipments (tons)	2,325,000	2,172,000	7%	2,009,000	16%
Net Sales (USD million)	2,467.1	2,345.6	5%	1,877.2	31%
Operating Income (USD million)	352.0	348.6	1%	267.6	32%
EBITDA (USD million)	453.0	454.8	0%	362.3	25%
EBITDA Margin (% of net sales)	18.4%	19.4%		19.3%
EBITDA per Ton, Flat & Long Steel (USD)	188	206	-9%	172	9%
Net Foreign Exchange Result (USD million)	(257.6)	22.8		32.0
Net Income (USD million)	23.4	246.9	-91%	200.8	-88%
Equity Holders’ Net Income (USD million)	6.4	197.7	-97%	151.7	-96%
Earnings per ADS (USD)	0.03	1.01	-97%	0.76	-96%
•	EBITDA[1] of USD453.0 million in the third quarter 2011 was relatively stable compared to EBITDA in the second quarter 2011 mainly as a result of higher shipments offset by lower EBITDA per ton.

•
Earnings per American Depositary Share (ADS)[2] of USD0.03 in the third quarter 2011 after a USD0.83 after-tax non-cash foreign exchange loss per ADS, mainly related to the significant Mexican Peso depreciation to the US dollar during the quarter. This non-cash foreign exchange loss is offset by changes in Ternium’s net equity position and compares to a USD0.06 after-tax non-cash foreign exchange gain per ADS in the second quarter 2011.

•
Net cash position of USD0.2 billion as of September 30, 2011, down from USD0.3 billion at the end of June 2011. Of note in the third quarter 2011 was a dividend payment to minority shareholders of USD140.6 million made by Ternium’s Argentine subsidiary Siderar.

[1]	EBITDA in the third quarter 2011 equals operating income of USD352.0 million plus depreciation and amortization of USD101.0 million.

[2]
Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776 in the second and third quarter 2011, and 2,004,743,442 in the third quarter 2010.

Ternium’s operating income in the third quarter 2011 was USD352.0 million, relatively stable compared to the second quarter 2011. This was primarily the result of a 153,000 ton increase in shipments, partially offset by a USD21 lower revenue per ton. In addition, in the second quarter 2011 there was a USD21.3 million non-recurring charge related to the settlement of an arbitration proceeding with Tata Steel.
Operating income in the third quarter 2011 was USD84.4 million higher than in the third quarter 2010. This was the result of a 316,000 ton increase in shipments and a USD131 higher revenue per ton, partially offset by a USD107 higher flat and long steel products operating cost per ton, which increased mainly due to higher purchased slab and iron ore costs.
Ternium’s net income in the third quarter 2011 was USD23.4 million, down USD223.5 million compared to the second quarter 2011 mainly as a result of a USD328.3 million lower net financial result and a related USD102.2 million lower income tax expense. The third quarter 2011 net financial result included a USD280.3 million lower net foreign exchange result primarily due to the impact of the Mexican Peso’s 13.4% depreciation on Ternium’s Mexican subsidiary’s US dollar denominated debt, compared with a 1.1% Mexican Peso appreciation in the second quarter 2011. This foreign exchange result is non-cash when measured in US dollars and is offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium México’s US dollar denominated debt is not altered by the Mexican Peso’s fluctuation.
Summary of Results for First Nine Months of 2011

	9M 2011	9M 2010

Shipments (tons)	6,670,000	5,948,000	12%
Net Sales (USD million)	6,959.6	5,454.5	28%
Operating Income (USD million)	991.6	920.3	8%
EBITDA (USD million)	1,301.5	1,200.3	8%
EBITDA Margin (% of net sales)	18.7%	22.0%
EBITDA per Ton, Flat & Long Steel (USD)	189	192	-2%
Net Foreign Exchange Result (USD million)	(164.3)	100.2
Net Income (USD million)	513.5	676.6	-24%
Equity Holders’ Net Income (USD million)	408.8	544.6	-25%
Earnings per ADS (USD)	2.08	2.72	-24%
•	EBITDA[3] of USD1.3 billion in the first nine months of 2011 was up 8% compared to EBITDA in the first nine months of 2010, mainly as a result of higher shipments.

[3]	EBITDA in the first nine months of 2011 equals operating income of USD991.6 million plus depreciation and amortization of USD309.8 million.

•
Earnings per ADS[4] of USD2.08 in the first nine months of 2011 were USD0.64 lower year-over-year. The result for the first nine months of 2011 included a USD0.56 after-tax non-cash foreign exchange loss per ADS, which is offset by changes in Ternium’s net equity position, mainly related to the Mexican Peso depreciation, compared to a USD0.29 after-tax non-cash foreign exchange gain per ADS in the first nine months of 2010.

Ternium’s operating income in the first nine months of 2011 was USD71.4 million higher compared to the first nine months of 2010. This was the result of a 722,000 ton increase in shipments and a USD133 higher revenue per ton, offset by a USD133 higher flat and long steel operating cost per ton5, which increased mainly due to higher raw material, purchased slab and energy costs.
Ternium’s net income in the first nine months of 2011 was USD513.5 million, down USD163.2 million year-over-year mainly as a result of a USD343.6 million lower net financial result partially offset by a USD108.2 million lower income tax expense and the aforementioned increase in operating income. The first nine months of 2011 net financial result included a USD47.4 million lower interest income on the Sidor financial asset and a USD264.5 million lower non-cash net foreign exchange result primarily due to the impact of the Mexican Peso’s 8.6% depreciation on Ternium’s Mexican subsidiary’s US dollar denominated debt compared with a 4.3% Mexican Peso appreciation in the first nine months of 2010.
Outlook
Ternium expects a lower operating income in the fourth quarter 2011 compared to the third quarter 2011, mainly as a result of a seasonal decrease in shipments and lower average steel prices. The company anticipates the global economic uncertainty to bring increased volatility to the steel industry’s main business drivers in the following quarters.
Analysis of Third Quarter 2011 Results
Net income attributable to Ternium’s equity holders in the third quarter 2011 was USD6.4 million, compared to USD151.7 million in the third quarter 2010. Including minority interest, net income for the third quarter 2011 was USD23.4 million, compared to USD200.8 million in the third quarter 2010. Earnings per ADS in the third quarter 2011 were USD0.03, compared to USD0.76 in the third quarter 2010.
Net sales in the third quarter 2011 were USD2.5 billion, 31% higher than net sales in the third quarter 2010. Shipments of flat and long products were 2.3 million tons in the third quarter 2011, up 16% compared to shipments in the third quarter 2010. Revenue per ton shipped was USD1,045 in the third quarter 2011, a 14% increase compared to the third quarter 2010, mainly as a result of higher prices.

[4]	Results are based on a weighted average number of shares of common stock outstanding of 1,970,097,533 in the first nine months of 2011 and 2,004,743,442 in the first nine months of 2010.

[5]	Flat and long steel products operating cost per ton is equal to flat and long steel products cost of sales plus flat and long steel products SG&A, divided by shipments.

The following table shows Ternium’s total consolidated net sales, shipments and revenue per ton for the third quarter 2011 and the third quarter 2010:

							Revenue / ton
	Net Sales (million USD)			Shipments (thousand tons)			(USD/ton)
	3Q 2011	3Q 2010	Dif.	3Q 2011	3Q 2010	Dif.	3Q 2011	3Q 2010	Dif.

North America	1,326.6	994.5	33%	1,338.5	1,156.8	16%	991	860	15%

South & Central America	1,098.9	822.4	34%	980.2	820.9	19%	1,121	1,002	12%

Europe & other	4.3	19.6		6.6	31.6		646	620

Total flat and long products	2,429.8	1,836.5	32%	2,325.4	2,009.3	16%	1,045	914	14%

Other products (1)	37.3	40.7	-8%

Total net sales	2,467.1	1,877.2	31%

(1)	Primarily includes iron ore, pig iron and pre-engineered metal buildings.
Sales of flat and long products in the North America Region were USD1.3 billion in the third quarter 2011, an increase of 33% versus the same period in 2010 mainly due to higher shipments and higher revenue per ton. Shipments in the region totaled 1.3 million tons during the third quarter 2011, or 16% higher than in the same period in 2010. Revenue per ton shipped in the region increased 15% to USD991 in the third quarter 2011 over the same quarter in 2010, mainly due to higher prices.
Flat and long product sales in the South & Central America Region were USD1.1 billion during the third quarter 2011, an increase of 34% versus the same period in 2010 as a result of higher shipments and revenue per ton. Shipments in the region totaled 980,200 tons during the third quarter 2011, or 19% higher than in the third quarter 2010, mainly due to higher demand for steel products and Ternium’s increased participation in the Colombian steel market. Revenue per ton shipped in the region was USD1,121 in the third quarter 2011, an increase of 12% compared to the same quarter in 2010, mainly due to higher prices.
Sales of other products totaled USD37.3 million during the third quarter 2011, compared to USD40.7 million during the third quarter 2010, mainly due to lower sales of iron ore, partially offset by higher sales of pig iron.
Cost of sales was USD1.9 billion in the third quarter 2011, an increase of USD461.3 million or 32% compared to the third quarter 2010 due to a USD415.0 million, or 38%, increase in raw material costs and consumables used, reflecting a 16% increase in sales volumes and higher raw material, purchased slab and energy costs, and a USD46.3 million, or 13%, increase in other costs, including a USD20.6 million increase in labor and a USD16.5 million increase in services expenses, reflecting higher activity levels and labor costs.
Selling, General & Administrative (SG&A) expenses in the third quarter 2011 were USD203.9 million, or 8% of net sales, compared with USD170.1 million, or 9% of net sales, in the third quarter 2010. The USD33.8 million increase in SG&A was mainly due to an USD8.6 million increase in taxes and a USD7.0 million increase in freight expenses related to heightened activity levels and a USD4.2 million increase in labor costs. In addition, SG&A increased USD12.9 million year-over-year as a result of the consolidation of Ferrasa from August 25, 2010.
Operating income in the third quarter 2011 was USD352.0 million, or 14% of net sales, compared to operating income of USD267.6 million, or 14% of net sales, in the third quarter 2010. The USD84.4 million year-over-year increase reflects improvements in all segments.

	Flat steel products		Long steel products		Other products		Total
USD million	3Q 2011	3Q 2010	3Q 2011	3Q 2010	3Q 2011	3Q 2010	3Q 2011	3Q 2010

Net Sales	2,098.5	1,619.5	331.3	217.0	37.3	40.7	2,467.1	1,877.2
Cost of sales	(1,658.8)	(1,246.5)	(230.6)	(177.6)	(20.1)	(24.0)	(1,909.5)	(1,448.1)
SG&A expenses	(175.2)	(149.2)	(24.9)	(16.8)	(3.8)	(4.1)	(203.9)	(170.1)
Other operating results	(0.9)	8.0	(0.8)	0.5	(0.0)	0.1	(1.7)	8.6

Operating income	263.5	231.7	75.0	23.1	13.4	12.7	352.0	267.6
Flat Steel Products Segment
The flat steel products segment operating income was USD263.5 million in the third quarter 2011, an increase of USD31.8 million compared to the third quarter 2010, reflecting higher sales partially offset by higher operating cost. Sales of flat products in the third quarter 2011 increased 30% compared to the third quarter 2010, reflecting a 16% increase in shipments and an 11% increase in revenue per ton shipped, mainly due to higher steel prices in Ternium’s main steel markets.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	3Q 2011	3Q 2010	Dif.	3Q 2011	3Q 2010	Dif.	3Q 2011	3Q 2010	Dif.

North America	1,084.1	841.0	29%	1,038.4	909.2	14%	1,044	925	13%

South & Central America	1,010.1	775.9	30%	887.7	748.2	19%	1,138	1,037	10%

Europe & other	4.3	2.7		6.6	4.9		646	539

Total flat products	2,098.5	1,619.5	30%	1,932.7	1,662.3	16%	1,085.8	974.2	11%
Operating cost increased 31%, reflecting a 16% increase in shipments and a 13% increase in operating cost per ton mainly from higher raw material, purchased slab and energy costs, as well as higher labor and services costs.
Long Steel Products Segment
The long steel products segment operating income was USD75.0 million in the third quarter 2011, an increase of USD51.9 million compared to the third quarter 2010, reflecting higher sales and operating costs. Sales of long products in the third quarter 2011 increased 53% compared to the third quarter 2010, reflecting a 13% increase in shipments, mainly due to the consolidation of Ferrasa from August 25, 2010, and a 35% increase in revenue per ton shipped mainly as a result of higher prices.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	3Q 2011	3Q 2010	Dif.	3Q 2011	3Q 2010	Dif.	3Q 2011	3Q 2010	Dif.

North America	242.5	153.6	58%	300.1	247.6	21%	808	620	30%

South & Central America	88.7	46.5	91%	92.6	72.7	27%	959	639	50%

Europe & other	—	16.9		—	26.6		—	635

Total long products	331.3	217.0	53%	392.7	347.0	13%	843.7	625.4	35%

Operating cost increased 31%, reflecting a 13% increase in shipments and a 16% increase in operating cost per ton mainly from higher raw material and energy costs, as well as higher labor and services costs.
EBITDA in the third quarter 2011 was USD453.0 million, or 18.4% of net sales, compared with USD362.3 million, or 19.3% of net sales, in the third quarter 2010.
Net financial results were a USD312.8 million loss in the third quarter 2011, compared with a USD33.5 million gain in the third quarter 2010.
During the third quarter 2011, Ternium’s net interest results totaled a loss of USD23.5 million, compared to a loss of USD7.7 million in the third quarter 2010.
Net foreign exchange result was a loss of USD257.6 million in the third quarter 2011 compared to a gain of USD32 million in the third quarter 2010. The third quarter 2011 loss was primarily due to the impact of the Mexican Peso’s 13.4% devaluation on Ternium’s Mexican subsidiary’s US dollar denominated debt. This result is non-cash when measured in US dollars and is offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium México’s US dollar denominated debt is not altered by the Mexican Peso’s fluctuation when stated in US dollars in Ternium’s consolidated financial statements. Ternium México prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Peso positions when the Mexican Peso revaluates or devaluates relative to other currencies.
The change in fair value of derivative instruments included in net financial results in the third quarter 2011 was a loss of USD23.1 million, compared with a gain of USD0.1 million in the third quarter 2010, mainly as a result of certain derivative instruments entered into by Ternium’s Argentine subsidiary Siderar to compensate the interest rate charges derived from its Argentine Peso denominated financial debt. In addition, there was a USD7.6 million loss in the third quarter 2011 related to changes in the fair value of short term investments.
Interest income on the Sidor financial asset was USD2.4 million in the third quarter 2011 compared to USD11.6 million in the third quarter 2010. These results are attributable to the Sidor financial asset in connection with the transfer of Sidor shares on May 7, 2009. The decrease reflects the reduction in the notional amount of the Sidor financial asset over time.
Income tax expense in the third quarter 2011 was USD15.4 million, or 40% of income before income tax and minority interest, compared with an income tax expense of USD100.3 million in the same period in 2010, or 33% of income before income tax and minority interest. Income tax in the third quarter 2011 included a non-recurrent non-cash charge of USD4.4 million due to an unfavorable resolution on a tax-related dispute in Mexico. Not including this charge, the effective tax rate in the third quarter 2011 would have been 28%.
Income attributable to minority interest in the third quarter 2011 was USD17.0 million compared to USD49.2 million in the same period in 2010, mainly due to a lower result attributable to minority interest in Siderar and Ternium México.
Analysis of Results for First Nine Months of 2011
Net income attributable to the Company’s equity holders in the first nine months of 2011 was USD408.8 million, compared to USD544.6 million in the first nine months of 2010. Including minority interest, net income in the first nine months of 2011 was USD513.5 million, compared to USD676.6 million in the first nine months of 2010. Earnings per ADS were USD2.08 in the first nine months of 2011, compared to USD2.72 in the first nine months of 2010.

Net sales in the first nine months of 2011 were USD7.0 billion, 28% higher than net sales in the first nine months of 2010. Shipments of flat and long products were 6.7 million tons in the first nine months of 2011, up 12% compared to shipments in the first nine months of 2010. Revenue per ton shipped was USD1,026 in the first nine months of 2011, a 15% increase compared to the first nine months of 2010, mainly as a result of higher prices.
The following table shows Ternium’s total consolidated net sales, shipments and revenue per ton for the first nine months of 2011 and the first nine months of 2010:

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	9M 2011	9M 2010	Dif.	9M 2011	9M 2010	Dif.	9M 2011	9M 2010	Dif.

North America	3,801.5	3,075.1	24%	3,845.5	3,594.4	7%	989	856	16%

South & Central America	3,025.0	2,203.7	37%	2,797.6	2,297.2	22%	1,081	959	13%

Europe & other	19.8	34.1		26.6	56.5		744	604

Total flat and long products	6,846.3	5,312.8	29%	6,669.7	5,948.1	12%	1,026	893	15%

Other products (1)	113.3	141.6	-20%

Total net sales	6,959.6	5,454.5	28%

(1)	Primarily includes iron ore, pig iron and pre-engineered metal buildings.
Sales of flat and long products in the North America Region were USD3.8 billion in the first nine months of 2011, an increase of 24% versus the same period in 2010 due to higher shipments and revenue per ton. Shipments in the region totaled 3.8 million tons during the first nine months of 2011, a 7% increase compared to the first nine months of 2010. Revenue per ton shipped in the region increased 16% to USD989 in the first nine months of 2011 over the same period in 2010, mainly due to higher prices.
Flat and long product sales in the South & Central America Region were USD3.0 billion during the first nine months of 2011, an increase of 37% versus the same period in 2010, due to higher shipments and revenue per ton. Shipments in the region totaled 2.8 million tons during the first nine months of 2011, or 22% higher than in the first nine months of 2010, mainly due to higher demand for steel products and Ternium’s increased participation in the Colombian steel market. Revenue per ton shipped was USD1,081 in the first nine months of 2011, an increase of 13% compared to the same period in 2010, mainly due to higher prices.
Sales of other products totaled USD113.3 million during the first nine months of 2011, compared to USD141.6 million during the first nine months of 2010. The decrease was mainly driven by lower iron ore shipments.
Cost of sales was USD5.4 billion in the first nine months of 2011, an increase of USD1.3 billion, or 32%, compared to the first nine months of 2010. This was due to a USD1.1 billion, or 37%, increase in raw material costs and consumables used (reflecting a 12% increase in sales volumes and higher raw material, purchased slab and energy costs) and a USD168.2 million, or 16%, increase in other costs, including a USD63.3 million increase in labor and a USD55.6 million increase in services expenses (reflecting higher activity levels and labor costs) and a USD28.8 million increase in depreciation of property, plant and equipment.

Selling, General & Administrative (SG&A) expenses in the first nine months of 2011 were USD602.7 million, or 9% of net sales, compared with USD482.6 million, or 9% of net sales, in the first nine months of 2010. The USD120.1 million increase in SG&A was mainly due to a USD28.8 million increase in freight expenses and a USD19.4 million increase in taxes related to increased activity levels and a USD11.9 million increase in labor costs. SG&A increased USD46.4 million year-over-year as a result of the consolidation of Ferrasa from August 25, 2010.
Other Operating Results in the first nine months of 2011 were a loss of USD10.6 million, compared with a gain of USD9.2 million in the first nine months of 2010. The first nine months of 2011 loss included a non-recurring charge of USD21.3 million related to the settlement of arbitration proceedings with Tata Steel.
Operating income in the first nine months of 2011 was USD991.6 billion, or 14% of net sales, compared to operating income of USD920.3 million, or 17% of net sales, in the first nine months of 2010.

	Flat steel products		Long steel products		Other products		Total
USD million	9M 2011	9M 2010	9M 2011	9M 2010	9M 2011	9M 2010	9M 2011	9M 2010

Net Sales	5,935.3	4,708.3	911.0	604.5	113.3	141.6	6,959.6	5,454.5
Cost of sales	(4,629.4)	(3,534.3)	(658.7)	(450.6)	(66.5)	(75.9)	(5,354.6)	(4,060.8)
SG&A expenses	(517.9)	(424.3)	(72.9)	(44.9)	(11.9)	(13.5)	(602.7)	(482.6)
Other operating results	(14.1)	8.1	3.1	0.9	0.4	0.2	(10.6)	9.2

Operating income	773.9	757.9	182.5	109.9	35.2	52.5	991.6	920.3
Flat Steel Products Segment
The flat steel products segment operating income was USD773.9 million in the first nine months of 2011, an increase of USD16.0 million compared to the first nine months of 2010, reflecting higher sales partially offset by higher operating cost. Sales of flat products in the first nine months of 2011 increased 26% compared to the first nine months of 2010, reflecting an 11% increase in shipments and a 14% increase in revenue per ton shipped, mainly due to higher steel prices in Ternium’s main steel markets.

				Shipments (thousand			Revenue / ton
	Net Sales (million USD)			tons)			(USD/ton)
	9M 2011	9M 2010	Dif.	9M 2011	9M 2010	Dif.	9M 2011	9M 2010	Dif.

North America	3,157.1	2,605.1	21%	3,032.6	2,872.5	6%	1,041	907	15%

South & Central America	2,758.3	2,087.9	32%	2,488.5	2,103.3	18%	1,108	993	12%

Europe & other	19.8	15.4		26.6	26.5		744	579

Total flat products	5,935.3	4,708.3	26%	5,547.7	5,002.4	11%	1,069.9	941.2	14%
Operating cost increased 30%, reflecting an 11% increase in shipments and an 19% increase in operating cost per ton mainly from higher raw material, purchased slab and energy costs, as well as higher labor and services costs.

Long Steel Products Segment
The long steel products segment operating income was USD182.5 million in the first nine months of 2011, an increase of USD72.6 million compared to the first nine months of 2010, reflecting higher sales and operating costs. Sales of long products in the first nine months of 2011 increased 51% compared to the first nine months of 2010, reflecting a 19% increase in shipments mainly due to the consolidation of Ferrasa from August 25, 2010 and a 27% increase in revenue per ton shipped as a result of higher prices.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	9M 2011	9M 2010	Dif.	9M 2011	9M 2010	Dif.	9M 2011	9M 2010	Dif.

North America	644.3	470.0	37%	812.9	721.9	13%	793	651	22%

South & Central America	266.7	115.8	130%	309.0	193.9	59%	863	597	44%

Europe & other	0.0	18.7		0.0	29.9		1,507	626

Total long products	911.0	604.5	51%	1,122.0	945.7	19%	812.0	639.2	27%
Operating cost increased 48%, reflecting a 19% increase in shipments and a 24% increase in operating cost per ton mainly from higher raw material and energy costs, as well as higher labor and services costs.
Other products
The other products operating income was USD35.2 million in the first nine months of 2011, a decrease of USD17.3 million compared to the first nine months of 2010 mainly reflecting the impact of lower iron ore shipments.
EBITDA in the first nine months of 2011 was USD1.3 billion, or 18.7% of net sales, compared to USD1.2 billion, or 22% of net sales, in the first nine months of 2010.
Net financial results were a loss of USD232.4 million in the first nine months of 2011, compared with a gain of USD111.2 million in the first nine months of 2010.
During the first nine months of 2011, Ternium’s net interest results totaled a loss of USD44.1 million, higher than the USD37.1 million loss in the first nine months of 2010.
Net foreign exchange result was a loss of USD164.3 million in the first nine months of 2011 compared to a gain of USD100.2 million in the first nine months of 2010. The first nine months of 2011 loss was primarily due to the impact of the Mexican Peso’s 8.6% devaluation on Ternium’s Mexican subsidiary’s US dollar denominated debt. This result is non-cash when measured in US dollars and is offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium Mexico’s US dollar denominated debt is not altered by the Mexican Peso’s fluctuation when stated in US dollars in Ternium’s consolidated financial statements. Ternium Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Pesos positions when the Mexican Peso revaluates or devaluates relative to other currencies.
The change in fair value of derivative instruments in the first nine months of 2011 was a loss of USD16.6 million, compared with a loss of USD0.7 million in the first nine months of 2010, mainly as a result of certain derivative instruments entered into by Ternium’s Argentine subsidiary Siderar to compensate the interest rate charges derived from its Argentine Peso denominated financial debt.

Interest income on the Sidor financial asset was USD9.3 million in the first nine months of 2011, compared to USD56.7 million in the first nine months of 2010. These results are attributable to the Sidor financial asset in connection with the transfer of Sidor shares on May 7, 2009. The decrease reflects the reduction in the notional amount of the Sidor financial asset over time.
Income tax expense for the first nine months of 2011 was USD245.8 million, or 32% of income before income tax and minority interest, compared with an income tax expense of USD354 million in the first nine months of 2010, or 34% of income before income tax and minority interest.
Income attributable to minority interest in the first nine months of 2011 was USD104.7 million, compared to income attributable to minority interest of USD132.1 million in the first nine months of 2010.
Cash Flow and Liquidity
Net cash provided by operating activities in the first nine months of 2011 was USD202.2 million. Working capital increased USD572.3 million in the first nine months of 2011 as a result of a USD521.1 million increase in inventory and an aggregate USD236.1 million increase in trade and other receivables, partially offset by an aggregate USD157.6 million increase in accounts payable and other liabilities and a USD27.2 million increase in tax liabilities. Inventories increased in the first nine months of 2011, reflecting higher inventory volume and costs of finished goods, goods in process and raw materials.
Capital expenditures in the first nine months of 2011 were USD445.0 million. Ternium’s ongoing projects included, among others, in Mexico the construction of a greenfield facility for the manufacture of cold rolled and galvanized steel products, the expansion and enhancement of the service and distribution center network, the enhancement of defuse emission control equipment at a steel shop and the development of mining activities, and, in Argentina, repairs and enhancements at the coking area, new equipment and enhancements in the steel shop, the expansion and enhancements of the hot strip mill, and the expansion of a galvanizing line and a service center.
In the first nine months of 2011, Ternium had negative free cash flow of USD242.8 million6. Ternium’s net proceeds from borrowings in the first nine months of 2011 were USD40.1 million, related to net proceeds from short-term debt partially offset by the scheduled repayments of Ternium Mexico’s outstanding debt. Proceeds from the Sidor financial asset were USD133.1 million. Repurchases of Ternium’s own shares totaled USD150.0 million, related to the repurchase from Usiminas of 41,666,666 shares at a price per share of USD3.60 (equivalent to USD36 per ADS). In addition, net dividends paid to shareholders were USD147.2 million and net dividends paid to minority shareholders were USD140.6 million. As of September 30, 2011, Ternium’s net cash position was USD0.27 billion.
Net cash provided by operating activities in the third quarter 2011 was USD132.9 million. Working capital increased USD167.5 million in the third quarter 2011 as a result of an aggregate USD94.2 million decrease in accounts payable and other liabilities, an aggregate USD40.6 million increase in trade and other receivables and a USD32.2 million increase in inventory. Inventories increased in the third quarter 2011 reflecting higher inventory costs, partially offset by lower inventory volume. Capital expenditures in the third quarter 2011 were USD167.8 million. Ternium had negative free cash flow of USD34.9 million8 in the period.

[6]	Negative free cash flow in the first nine months of 2011 equals net cash provided by operating activities of USD202.2 million less capital expenditures of USD445.0 million.

[7]	Net cash position at September 30, 2011 equals cash and equivalents plus other investments of USD2.2 billion less borrowings of USD2.0 billion.

Forward Looking Statements
Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.
About Ternium
Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries. With its principal operations in México and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network. The Company has an annual production capacity of approximately ten million tons of finished steel products. More information about Ternium is available at www.ternium.com.

[8]	Negative free cash flow in the third quarter 2011 equals net cash provided by operating activities of USD132.9 million less capital expenditures of USD167.8 million.

Consolidated income statement

USD million	3Q 2011	3Q 2010	9M 2011	9M 2010
Net sales	2,467.1	1,877.2	6,959.6	5,454.5
Cost of sales	(1,909.5)	(1,448.1)	(5,354.6)	(4,060.8)

Gross profit	557.6	429.1	1,604.9	1,393.7

Selling, general and administrative expenses	(203.9)	(170.1)	(602.7)	(482.6)
Other operating (expenses) income, net	(1.7)	8.6	(10.6)	9.2

Operating income	352.0	267.6	991.6	920.3

Interest expense	(28.3)	(17.9)	(68.7)	(55.2)
Interest income	4.8	10.2	24.7	18.2
Interest income — Sidor financial asset	2.4	11.6	9.3	56.7
Other financial (expenses) income, net	(291.7)	29.5	(197.6)	91.6

Equity in (losses) earnings of associated companies	(0.4)	0.1	0.1	(0.8)

Income before income tax expense	38.8	301.2	759.3	1,030.7

Income tax expense	(15.4)	(100.3)	(245.8)	(354.0)

Profit for the period	23.4	200.8	513.5	676.6

Attributable to:
Equity holders of the Company	6.4	151.7	408.8	544.6
Non-controlling interest	17.0	49.2	104.7	132.1

	23.4	200.8	513.5	676.6

Consolidated balance sheet

	September 30,	December 31,
USD million	2011	2010

Property, plant and equipment, net	4,107.4	4,262.9
Intangible assets, net	1,028.7	1,129.3
Investments in associated companies	8.2	8.2
Sidor financial asset	—	74.5
Other investments	33.2	35.6
Deferred tax assets	8.6	12.4
Receivables, net	114.9	56.5
Trade receivables, net	7.2	—

Total non-current assets	5,308.1	5,579.4
Receivables	157.5	94.6
Derivative financial instruments	1.3	0.2
Inventories, net	2,313.2	1,953.4
Trade receivables, net	834.3	663.5
Sidor financial asset	134.2	183.4
Other investments	657.8	848.4
Cash and cash equivalents	1,485.5	1,779.4

Total current assets	5,583.7	5,522.9
Non-current assets classified as held for sale	10.8	10.0

Total assets	10,902.6	11,112.3
Capital and reserves attributable to the company’s equity holders	5,761.0	5,880.7
Non-controlling interest	1,078.2	1,135.4
Total Equity	6,839.2	7,016.1
Provisions	17.1	16.1
Deferred income tax	775.5	877.7
Other liabilities	220.3	201.3
Trade payables	21.6	—
Derivative financial instruments	—	18.8
Borrowings	941.6	1,426.6

Total non-current liabilities	1,976.0	2,540.6
Current tax liabilities	147.1	294.9
Other liabilities	126.4	123.6
Trade payables	721.9	588.1
Derivative financial instruments	44.7	36.0
Borrowings	1,047.2	513.1

Total current liabilities	2,087.4	1,555.6

Total liabilities	4,063.4	4,096.2

Total equity and liabilities	10,902.6	11,112.3

Consolidated cash flow statement

USD million	3Q 2011	3Q 2010	9M 2011	9M 2010
Profit for the period	23.4	200.8	513.5	676.6
Adjustments for:
Depreciation and amortization	101.0	94.7	309.8	280.0
Equity in losses (earnings) of associated companies	0.4	(0.1)	(0.1)	0.8
Changes in provisions	0.4	0.1	28.0	4.2
Net foreign exchange results and others	274.1	(29.8)	160.9	(61.4)
Interest accruals less payments	7.0	(8.8)	18.1	(8.4)
Interest income — Sidor financial asset	(2.4)	(11.6)	(9.3)	(56.7)
Income tax accruals less payments	(103.5)	61.7	(246.6)	231.2
Changes in working capital	(167.5)	(258.1)	(572.3)	(485.0)

Net cash provided by operating activities	132.9	49.1	202.2	581.4

Capital expenditures	(167.8)	(69.9)	(445.0)	(220.0)
Proceeds from the sale of property, plant & equipment	0.4	0.4	1.4	1.2
Acquisition of business
Purchase consideration	—	(75.0)	—	(75.0)
Cash acquired	—	6.6	—	6.6
Decrease (Increase) in Other Investments	165.4	(274.9)	193.0	(255.3)
Proceeds from Sidor financial asset	63.7	204.0	133.1	767.4

Net cash provided by (used in) investing activities	61.7	(208.9)	(117.5)	224.9

Dividends paid in cash to company’s shareholders	—	—	(147.2)	(100.2)
Dividends paid in cash by subsidiary companies	(140.6)	—	(140.6)	(38.3)
Contributions from non-controlling shareholders in consolidated subsidiaries	9.8	—	39.2	—
Repurchase of treasury shares	—	—	(150.0)	—
Proceeds from borrowings	271.7	7.1	612.2	18.5
Repayments of borrowings	(274.0)	(258.2)	(572.1)	(555.5)

Net cash used in financing activities	(133.1)	(251.1)	(358.5)	(675.6)

Increase (Decrease) in cash and cash equivalents	61.5	(410.9)	(273.8)	130.8

Shipments

Thousand tons	3Q 2011	3Q 2010	2Q 2011	9M 2011	9M 2010
North America	1,038.4	909.2	942.6	3,032.6	2,872.5
South & Central America	887.7	748.2	818.6	2,488.5	2,103.3
Europe & other	6.6	4.9	7.0	26.6	26.5

Total flat products	1,932.7	1,662.3	1,768.3	5,547.7	5,002.4

North America	300.1	247.6	274.0	812.9	721.9
South & Central America	92.6	72.7	129.6	309.0	193.9
Europe & other	—	26.6	—	0.0	29.9

Total long products	392.7	347.0	403.6	1,122.0	945.7

Total flat and long products	2,325.4	2,009.3	2,171.9	6,669.7	5,948.1
Revenue / ton

USD/ton	3Q 2011	3Q 2010	2Q 2011	9M 2011	9M 2010

North America	1,044	925	1,122	1,041	907
South & Central America	1,138	1,037	1,130	1,108	993
Europe & other	646	539	735	744	579

Total flat products	1,086	974	1,125	1,070	941

North America	808	620	792	793	651
South & Central America	959	639	838	863	597
Europe & other	—	635	—	1,507	626

Total long products	844	625	807	812	639

Total flat and long products	1,045	914	1,065	1,026	893
Net Sales

USD million	3Q 2011	3Q 2010	2Q 2011	9M 2011	9M 2010

North America	1,084.1	841.0	1,057.9	3,157.1	2,605.1
South & Central America	1,010.1	775.9	925.4	2,758.3	2,087.9
Europe & other	4.3	2.7	5.2	19.8	15.4

Total flat products	2,098.5	1,619.5	1,988.4	5,935.3	4,708.3

North America	242.5	153.6	216.9	644.3	470.0
South & Central America	88.7	46.5	108.7	266.7	115.8
Europe & other	—	16.9	—	0.0	18.7

Total long products	331.3	217.0	325.6	911.0	604.5

Total flat and long products	2,429.8	1,836.5	2,314.0	6,846.3	5,312.8

Other products (1)	37.3	40.7	31.6	113.3	141.6

Total net sales	2,467.1	1,877.2	2,345.6	6,959.6	5,454.5

(1)	Primarily includes iron ore, pig iron and pre-engineered metal buildings.